DSM Press Release

DSM, Corporate Communications,
[redacted]rlen, The Netherlands
Fax (31) 45 5740680
[redacted].com

INVITATION TO DSM PRESS CONFERENCE

Today, at 11.00 hrs, DSM will hold a press conference on its new strategy *Vision 2010 – Building on Strengths* at the company's head office in Heerlen (Netherlands), Het Overloon 1. Those who are unable to attend the conference in person can follow the presentation via a live webcast at www.dsm.com and/or dial-in live at +31 20 531 5851 from 10.50 hrs.

27E Heerlen (NL), 6 October 2005

New DSM strategy towards 2010: accelerate growth, innovation, portfolio quality

- *Vision 2005 – Focus & Value* transformation strategy successfully completed;
- *Vision 2010 – Building on Strengths* strategy will focus on:
  - Market-driven growth and innovation
  - Increased presence in emerging economies
  - Continued implementation of Operational Excellence
- Underlying sales growth 3-5% per year in assumed economic scenario;
- Boost in innovation should bring EUR 1 billion sales by 2010;
- Sales target for China: doubling to USD 1 billion by 2010 (today: ~USD 500 million p/yr);
- Considerable value creation objectives;
- Capture sustainability opportunities – build e.g. on white biotechnology competences;
- Proposal to raise dividend to EUR 1.00 per ordinary share (2004: EUR 0.87).

DSM will today announce its new strategy program for the next five years. The strategy will build on the strong foundation of the current *Vision 2005* program through which a successful shift of DSM's portfolio to specialty life science and performance material products and more stable and higher earnings were realized. The new strategy program, which has been named ***Vision 2010 – Building on Strengths***, focuses on accelerating profitable and innovative growth of DSM's specialties portfolio.

Market-driven growth and innovation
Market-driven growth and innovation are key drivers in DSM's strategy. DSM aims to generate up to EUR 1,billion of sales from innovation by 2010.

Eleven existing innovation programs in the field of nutrition, health and performance materials will be strongly accelerated. DSM also selected four specific *Emerging Business Areas* that optimally combine expected societal and technological trends with DSM's current market strongholds and technology positions. They are Biomedical materials, Specialty packaging, Personalized nutrition and White (or industrial) biotechnology. Teams will be formed to combine know-how of participating business groups with smaller new business development acquisitions in an *open innovation* model. The *Emerging Business Areas* will add to existing innovation programs and prepare for market needs beyond 2010.

To boost innovation, significant additional resources will be made available. Some 250 FTEs will be added in dedicated, business-driven innovation teams. On average EUR 50 million per year (EUR 30 million in 2006 increasing to EUR 70 million in 2010) will additionally be spent on innovation. About 15% of capital expenditures will be allocated to new business development investments. The innovation infrastructure in DSM's main research centres will be upgraded.

DSM also wants to further grow the specialty content of its portfolio. The definition of specialties has been sharpened and DSM will expand the business with product and application leadership (specialty leadership). Organic growth will be complemented with selective acquisitions in the field of nutrition and performance materials. By 2010 DSM wants to have grown its specialties portfolio to 50-60% of sales, coming from 40% under the new definition.

Increased presence in emerging economies
The internationalization of DSM's asset base and workforce progressed rapidly under the *Vision 2005* program and will be intensified in the coming years. Identified opportunities in selected emerging economies in combination with the desire to create a better balance between sales by origin and sales by destination, led to the decision to step up growth efforts significantly in promising emerging economies. For China, where DSM has been highly active over the past years, DSM expects sales to double to USD 1 billion by 2010 (today: ~ USD 500 million p/yr). Under *Vision 2010*, geographic implications will also weigh more heavily in DSM's acquisition strategy.

Sales growth
Profitable growth via leadership business, innovation and geographic growth should lead to an underlying sales growth rate of 3-5% per year (including small acquisitions and new business development) under an assumed economic scenario and increasing over time within this bracket.

Operational Excellence
Over the recent five years DSM has successfully introduced and implemented Operational Excellence programs. Major focus so far has been on standardization of business processes in manufacturing, order fulfilment, finance and costing and ICT-infrastructure. These programs will be further extended to include more parts of DSM's business portfolio. New initiatives are envisaged in purchasing and prospect-to-order/pricing excellence processes. DSM will also continue to consistently look at productivity improvement in its businesses.

Sustainability
Opportunities can also be found when looking at sustainability. As the number 1 in the chemical industry sector of the Dow Jones Sustainability Index, for the second year in a row, DSM has a leading position. DSM wants to put significant effort in eco-efficiency and a gradual increase of renewable resources as raw materials for its products. The Emerging Business Area White biotechnology will aim to fully exploit the potential that the use of biotechnology offers in terms of new products and cleaner and more cost-efficient industrial processes. Here, sustainability and profitability go hand in hand.

Leveraging expertise
In order to maximally leverage the capabilities between the business groups, the current organizational model will be aligned with the *Vision 2010* strategy. Pharma activities will be grouped in a new *Pharma* cluster and the activities of DSM Nutritional Products and DSM Food Specialties will be combined in a new *Nutrition* cluster. Performance Materials and Industrial

Chemicals will remain as clusters. Innovation will be anchored at cluster level, and DSM will also establish a DSM Innovation Centre at corporate level (headed by a Chief Innovation Officer who will report to the Managing Board). This organization will support innovation in the businesses. The Innovation Centre will lead the Emerging Business Area programs and the corporate licensing, venturing and intellectual property activities of DSM.

Value creation
Vision 2010 – Building on Strengths should lead to a Total Shareholder Return that will exceed the average Total Shareholder Return of DSM's peer group.

Margin targets will continue to apply for the various clusters. The new clustering of businesses will allow for more tailored EBITDA/sales margin objectives per cluster, i.e. Nutrition (> 18%), Pharma (> 18%), Performance Materials (≥ 16%) and Industrial Chemicals (≥14%). Moreover, DSM sets the objective of significant value creation through higher profitability. DSM targets a CFROI (Cash-Flow Return on Investment) in the Vision 2010 period of more than 50 base points (0.5%) over its cost of capital (WACC) per year. At today's cost of capital this would mean a CFROI of more than 8.5% against a performance in 2001-2005 of around 7.5%.

"Vision 2005 was an ambitious strategy, which has been accomplished successfully", says DSM CEO Peter Elverding, *"and Vision 2010 is certainly no less ambitious. Again, we set ourselves stretching targets to jump to a higher level of performance. We aim to strengthen our sales and profit growth significantly via accelerating innovation, utilizing the potential of emerging economies and growing our specialty leadership positions."*

Trading update and dividend proposal
In Q3 2005 DSM has seen continued strong demand and margins in its businesses. Based upon the information available today, DSM updates its guidance for its Q3 2005 results: operational result (EBIT) now to be around 40% above Q3 2004 (EUR 153 million). As a result, EBIT is expected to come in above the level of the strong Q2 2005 for ongoing activities (excluding DSM Bakery Ingredients) of EUR 213 million.

Based on the outlook for 2005 and the *Vision 2010* program, the Managing Board will propose to the Supervisory Board and to the General Shareholders Meeting of 28 March 2006 to raise the dividend per ordinary share to EUR 1.00 (2004: EUR 0.87). In the second half of 2006 DSM will also evaluate the option of a share buyback within the context of further implementation requirements for Vision 2010.

About DSM
DSM is active worldwide in nutrition and pharma ingredients, performance materials and industrial chemicals. The group develops, produces and markets innovative products and services that are designed to raise the quality of life. DSM's products are used in a wide range of end-use markets and applications, including human and animal nutrition and health, cosmetics, pharmaceuticals, the automotive industry, coatings, the construction industry and the electrics & electronics market. The group has annual sales of around EUR 8 billion and employs about 23,000 people worldwide. DSM is a leading world player in many of the markets in which it operates and has plants and facilities on every continent. The company's head office is in the Netherlands. For more information on DSM, please visit www.dsm.com.

For more information:
DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (45) 5782035
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com